SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

TELECOM ARGENTINA S.A

(Name of Subject Company (Issuer))

FINTECH TELECOM, LLC

FINTECH ADVISORY INC.
DAVID MARTINEZ

(Names of Filing Persons (Offerors))

Class B Shares, par value 1 Peso per share and

American Depositary Shares, each representing five Class B Shares

(Title of Class of Securities)

Class B Shares (ISIN ARP9028N1016)

American Depositary Shares (879273209)

(CUSIP Number of Class of Securities)

Julio R. Rodriguez, Jr.

c/o Fintech Advisory Inc.

375 Park Avenue

New York, NY 10152

(212) 593-4500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

With a copy to:

Richard J. Cooper, Esq.

Adam J. Brenneman, Esq.

Cleary, Gottlieb, Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
Not applicable.	Not applicable.

* No filing fee is required because the filing contains only preliminary communications made before the commencement of a tender offer.

☐            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒          third party tender offer subject to Rule 14d-1.

☐            issuer tender offer subject to 13e-4.

☒          going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐            Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☒          Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This notification is neither an offer to purchase nor a solicitation of an offer to sell any securities. None of Fintech Telecom, LLC, Fintech Advisory Inc. or David Martínez (the “Bidders”) has commenced the tender offer to which this communication relates. In connection with the proposed transaction, the Bidders intend to file with the U.S. Securities and Exchange Commission a Tender Offer Statement and related materials on Schedule TO, and Telecom Argentina would file a Solicitation Recommendation on Schedule 14D-9. Investors and security holders are encouraged to read carefully such documents when they become available, and as they may be amended from time to time, before any decision is made with respect to the potential offer, because they will contain important information. If and when filed, such documents will be available free of charge at the website of the U.S. Securities and Exchange Commission — www.sec.gov. In addition, if and when filed, the Bidders will provide copies of such documents free of charge to investors and security holders.

Exhibit No.	Description

99.1	Notice in Argentina of Mandatory Tender Offer in respect of Class B Shares listed in “Mercado de Valores de Buenos Aires S.A.” issued by Telecom Argentina S.A.